SOPRIS CAPITAL
ADVISORS

March 14, 2007

VIA FACSIMILE AND E-MAIL

Mr. Robert Rutland
Executive Chairman of the Board of Directors
Allied Holdings, Inc.
160 Clairemont Avenue
Decatur, Georgia 30030

Re: *Allied Holdings, Inc., et al. (Case No. 05-12505) (the "Debtors")*

Dear Mr. Rutland:

On March 4, 2007, Sopris Capital Advisors, LLC ("Sopris") first submitted the Sopris Plan Term Sheet[1], which treats all of the Debtors' creditors and equity holders equal to, or better than, the Yucaipa Plan (as defined below). One would think that, as fiduciaries, the Debtors - - its board of directors, management and professionals - - would have been excited about the prospects of improving recoveries for all of its stakeholders and would have engaged Sopris with respect to the Sopris Plan Term Sheet. The Debtors, however, have done just the opposite. As discussed below, to date, the Debtors have rebuffed Sopris. In the face of Sopris' superior Chapter 11 plan proposal, the Debtors and their professionals have endorsed a Yucaipa-sponsored deal that: (a) is predicated on a "yet to be performed" valuation of the Debtors that assumes no recovery to equity holders; (b) would strip the Debtors of their Canadian operations, one of their most valuable assets and a significant cash flow generator, as the Yucaipa Plan transfers the Canadian operations to Yucaipa-owned Performance Transportation Systems, Inc. ("PTS"), the Debtors' largest competitor; (c) provides for a lower recovery to unsecured creditors and equityholders as compared to the Sopris Plan Term Sheet; and (d) is highly conditional, unfinanced and unfeasible, in that Yucaipa has no initial exit financing, no financing for necessary capital expenditures and a major cash flow hole to fill upon the sale of the Canadian operations.

Under the Sopris Plan Term Sheet, bondholders would receive payment in full (including post-petition interest) in the form of new secured 11% notes. Trade creditors would likewise receive payment in full, in cash (to the extent of up to $28 million) and new secured 11% notes. Union-based labor would receive new primary equity and warrants to allow them to share in the future success of the reorganized Debtors. Stockholders would receive a material recovery under the Sopris Plan Term Sheet, including the right to invest in the reorganized Debtors and all proceeds of estate causes of action. The Exit Financing for the Sopris Plan Term Sheet, including over $100 million of future capital expenditures, is fully funded. Unlike the Yucaipa Plan, the Sopris

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[1] The "Sopris Plan Term Sheet" means the term sheet submitted by Sopris to the Debtors and all subsequent modifications thereto. The most recent version of the Sopris Plan Term Sheet is annexed hereto as Exhibit "I".

314 South Galena Street
Suite 300
Aspen, Colorado 81611
tel 970 925 7620 fax 970 925 7804

NYC:162447.5

Plan Term Sheet has no financing contingences. Sopris is prepared to provide a favorable replacement DIP loan today.

The Debtors have a series of transformational and crucial decisions ahead, including the potential sale of the Debtors' integrated Canadian operations to PTS - - a decision presently proposed to be made after the Debtors exit bankruptcy, by a new CEO and Board appointed by Yucaipa. Yucaipa has suggested that it wants Allied's Canadian operations to shore up PTS' business. These critical decisions, and others which are required under the Yucaipa Plan, should only be made after a fair and equitable process has been conducted to ensure that the Debtors are pursuing the best strategy to maximize value and recoveries of all stakeholders. The Debtors have a fiduciary duty to foster an open and fair process.

Sopris seeks: (a) to slow down the current, highly-accelerated timetable in respect of the Yucaipa Plan and (b) a "time-out" for the Debtors and other parties in interest to evaluate, in good faith, the Sopris Plan Term Sheet and to perform a bona fide valuation of the Debtors' businesses that, by the Debtors' admission, has never been done. The Sopris Plan Term Sheet provides for equal or better recoveries to every creditor class, a higher overall recovery to labor (including an equity stake), and includes a material distribution to stockholders. Annexed as Exhibit "II" is a comparison of the Sopris Plan Term Sheet with the far inferior, highly conditional and unfeasible Yucaipa Plan.

For the reasons set forth herein, Sopris hereby demands that the Debtors immediately seek Bankruptcy Court relief: (a) to slow down the proceedings with respect to the Yucaipa Plan so there can be a fair and open reorganization process geared at maximizing recoveries for creditors and stockholders; and (b) determining that the proposed labor concessions between the Debtors and the International Brotherhood of Teamsters (the "IBT") are not the exclusive property of Yucaipa but, rather, belong to the Debtors' estates and may be enforced by the reorganized Debtors regardless of which plan proposal prevails.

The Debtors' embracing of Yucaipa is troubling in many ways. Notwithstanding the Debtors' representation to the Court and parties in interest that they would not let a non-fiduciary, i.e., Yucaipa, control the Debtors' labor negotiations with the IBT, Yucaipa has had the exclusive ability to negotiate with the IBT for the past nine months. Indeed, the Debtors and Yucaipa sought and received a Court Order specifically prohibiting Sopris (or any other ad hoc equity committee member) from obtaining information or disclosure regarding discussions between the IBT, the Debtors and Yucaipa. That Sopris - - as opposed to Yucaipa - - has not negotiated its own labor deal with the IBT, is now viewed by the Debtors as a deficiency in the Sopris Plan Term Sheet. Any modified labor deal with the IBT belongs to the Debtors' estates, and not Yucaipa. Yucaipa is the Debtors' largest bondholder and controls the Debtors' principal competitor, PTS. As discussed below, there are many elements of the Yucaipa Plan that only inure to Yucaipa's benefit and are disadvantageous to other creditors and to equity interest holders. The Debtors' decision to support the Yucaipa Plan was admittedly made with no valuation work whatsoever, and without regard to the alternative Sopris Plan Term Sheet which, together with its affiliates, is the Debtors' largest non-insider equity holder.

The Yucaipa Plan is disadvantageous to both creditors and equity holders and is inferior to the Sopris Plan Term Sheet because, among other things:

- The Yucaipa Plan requires the Debtors to pursue the sale of their Canadian operations to PTS (a Yucaipa-owned competitor of the Debtors). The Canadian operations represent a significant amount of the Debtors' revenue and a disproportionately high amount of operating income and cash flow. The Debtors should be troubled by the fact that Yucaipa Plan calls for the sale of the Canadian operations after the Effective Date which would deprive the reorganized Debtors of the benefits of Court oversight to ensure fairness in a sale process and, importantly, to ensure that the surviving Allied entity is feasible and has the wherewithal to meet its obligations going forward.

- The Yucaipa Plan provides Yucaipa with power to approve the form and substance of exit financing [Yucaipa Plan, page 62] - - financing which is not now in place. Funding under the Sopris Plan Term Sheet is in place.

- There are anti-competitive issues, both in the US and Canada, that would arise if the Yucaipa Plan were confirmed. Under the Yucaipa Plan, Yucaipa would control the two largest unionized auto haulers in North America with a market share of approximately 70%. No such market share concentration or anti-competitive issues exist under the Sopris Plan Term Sheet.

- The Yucaipa Plan is premised on a valuation which has not yet been performed by the Debtors. Yet, the Yucaipa Plan provides for no recovery to equity holders.

- The Yucaipa Plan provides no liquidity to enable the Debtors to pursue their fleet upgrade beyond the "to be determined" uncommitted exit facility. The Sopris Plan Term Sheet not only provides for a $230 million exit facility underwritten by Sopris, but also for a committed $100 million delayed draw term loan to make capital expenditures as part of a fleet upgrade program.

- The Yucaipa Plan provides for a general release of all claims and causes of action against Yucaipa. Sopris believes such causes of action and claims could have significant value and, under the Sopris Plan Term Sheet, such value is preserved for the benefit of existing equity holders.

- The Yucaipa Plan does not provide any opportunity for existing equity holders to invest in the reorganized Debtors, which is a feature, but not a requirement, of the Sopris Plan Term Sheet.

Set forth below are some examples of how the Debtors have failed to engage Sopris in good faith and attempted to frustrate Sopris' efforts throughout these cases:

- The Debtors and Yucaipa opposed the motion for the appointment of an Official Equity Committee on the grounds that: (a) it was premature to make any decision on an Official Equity Committee as no valuation work had been done by the Debtors; (b) no labor deal had been reached between the IBT and the Debtors, making any assessment of a business plan incomplete, and (c) equity holders were already adequately represented. Sopris believes that the events of the past six weeks highlight why, now more than ever, the standards for the appointment of an Official Equity Committee have been met, as the Debtors are <u>NOT</u> adequately representing the

interest of equity holders. Without performing any valuation work, Yucaipa was able to enter into a term sheet for a plan of reorganization and labor deal with the IBT, which term sheet was later adopted by the Debtors and filed as part of a Plan and Disclosure Statement supported by the Debtors on March 2, 2007 (the "Yucaipa Plan"). Yet, only a few days earlier, on February 26, 2007, Yucaipa used the absence of a labor deal as evidence that the Debtors were hopelessly insolvent. The Yucaipa Plan, for which the Debtors have now become a proponent, provides for zero recovery to equity holders. In the Yucaipa Plan, the Debtors take the position that "The value of the Reorganized Estates is not sufficient to satisfy [all] claims in full." [Yucaipa Plan, page 47]. To repeat, this all was done without any valuation analysis. For the Debtors to argue out of one side of their mouths that valuation decisions are "still premature," and then to file the proposed Yucaipa Plan predicated on a valuation below the claims hurdle is, at the very least, inconsistent and demonstrates that the Debtors have, in the first instance, decided how distributions would be made, and only thereafter will justify it with a valuation.

- In early February 2007, Sopris submitted a proposal for DIP financing on similar terms (the "Sopris DIP Term Sheet") to the Debtors' current DIP facility. As a follow-up to the Sopris DIP Term Sheet, on February 15, 2007, Jefferies & Company ("Jefferies"), Sopris' financial advisor, transmitted a one page due diligence request list containing approximately eighteen diligence items to the Debtors' financial advisor, Miller Buckfire. Miller Buckfire's first response - - received four days later and after several complaints regarding timeliness - - was fully responsive to only three of the eighteen items and partially responsive to another four items. Miller Buckfire did not respond at all to eleven of the eighteen items. Miller Buckfire finally acquiesced and provided several more responsive items over a week later, but has still not appropriately responded to many of the diligence items.

Despite the Debtors' refusal to engage Sopris in good faith and its lack of responsiveness with respect to diligence, Sopris submitted the initial version of the Sopris Plan Term Sheet to the Debtors on March 4, 2007. The Debtors response was disinterested, at best. The Debtors' first response to such term sheet was not until March 6, 2007, when the Debtors' professionals engaged in a conference call with Sopris' professionals to discuss various aspects of the plan proposal. Subsequent to that call, on the very next day (March 7, 2007), Sopris' professionals arranged a call with the Debtors' professionals to walk through certain enhancements Sopris was planning to make to the Sopris Plan Term Sheet, principally to address uncertainties that may have been perceived in the initial version of the Sopris Plan Term Sheet. A modified Sopris Plan Term Sheet was then sent to the Debtors on March 8, 2007 and a further modified Sopris Plan Term Sheet was submitted to the Debtors on March 13, 2007.

On March 13, 2007, Debtors' counsel transmitted a memorandum advancing the following four criticisms of the Sopris Plan Term Sheet: (a) the Sopris Plan Term Sheet may not be feasible because the reorganized Debtors would emerge with too much debt; (b) Yucaipa indicated it will oppose the Sopris Plan Term Sheet and the Creditors Committee indicated it would support the Yucaipa Plan; (c) the Sopris Plan Term Sheet would not divest the Debtors of their Canadian operations; and (d) Sopris did not have a labor deal with the IBT. The Debtors' critique goes on to state that Sopris and other existing equity holders should wait to engage in a protracted valuation fight in connection with confirmation of the Yucaipa Plan. The Debtors'

criticisms of the Sopris Plan Term Sheet are, in all respects, wrong and offensive. Briefly addressing several points:

- The Sopris Plan Term Sheet is fully funded (including provision for major capital expenditures) and, in stark contrast to the Yucaipa Plan, is not subject to financing, diligence or other conditions. Unlike the Yucaipa Plan, the Sopris Plan Term Sheet preserves for the Debtors significant and necessary cash flow provided by the Canadian operations. Under the Yucaipa Plan, the Debtors may exist solely to bolster PTS business and operations.

- The Yucaipa Plan will likely fail the numerosity acceptance requirement of Section 1129 of the Bankruptcy Code. Holders of a substantial number of trade claims, and bondholders unaffiliated with Yucaipa, have indicated to our professionals their preference for a recovery in cash and/or secured notes over minority equity interests in a Yucaipa-controlled reorganized Debtor, which will likely be stripped of valuable cash generating assets (Canada) and have no certainty of funding capital expenditures required in the business plan.

- There is evidence that Yucaipa, not the Debtors or the IBT, wants the Canadian operations transferred to PTS.

- The Debtors have a revised labor deal with the IBT that constitutes property of the Debtors estates. That labor deal does not belong to Yucaipa.

The Debtors' attitude to date has been unconscionable. The Debtors have attempted to frustrate the efforts of Sopris and other equity holders. Such attempts by the Debtors include:

- Signing on to a Yucaipa Plan and seeking expedited substantive relief from the Bankruptcy Court on, effectively, eight (8) minutes notice.

- Frustrating and opposing equity holders' efforts to hold timely annual stockholders' meetings for 2006 and 2007.

- Delaying providing Sopris with a due diligence meeting until one day prior to the date that the Debtors decided to join in the Yucaipa Plan.

For the Debtors to now contend that equity holders should engage in a protracted valuation contest at their own expense, belies the fact that the Debtors have done everything in their power to stymie the efforts of equity holders, including opposing the formation of an Official Equity Committee and related matters described above.

It is the Debtors' fiduciary duty to maximize the value of their estates and to maximize recoveries to creditors and stockholders. The Debtors have failed to fulfill their fiduciary duties. The Debtors - - its board of directors, management and professionals - - have frustrated Sopris' efforts while continuing, without explanation, to allow Yucaipa to drive the reorganization process based on the Yucaipa Plan which is far inferior to the Sopris Plan Term Sheet.

For the reasons set forth above, Sopris hereby demands that the Debtors immediately seek Bankruptcy Court relief: (a) to slow down or have a "time out" in proceedings in respect of the Yucaipa Plan so there can be a fair and open reorganization process geared at maximizing recoveries for creditors and stockholders and providing for a bona fide valuation process and (b) to determine that the proposed labor deal between the Debtors and the IBT is not the exclusive property of Yucaipa, but, rather, belongs to the Debtors' estates and may be enforced by the reorganized Debtors regardless of which plan proposal prevails.

Very truly yours,

Nikos Hecht

Exhibit I

SUMMARY OF TERMS OF PRINCIPAL TERMS OF PROPOSED PLAN OF REORGANIZATION OF ALLIED HOLDINGS, INC. ET AL., DEBTORS-IN-POSSESSION

This term sheet is prepared for the purpose of facilitating a restructuring of Allied Holdings, Inc. ("Allied") and its affiliated debtors (collectively with Allied, the "Debtors") whose Chapter 11 cases are pending before the United States Bankruptcy Court for the Northern District of Georgia (the "Bankruptcy Court"). The term sheet sets forth certain major terms of a possible restructuring, but additional terms and conditions, material to the transaction, are not set forth herein. This term sheet is not, and should not be deemed, a solicitation for votes on a plan of reorganization containing the terms outlined herein. This term sheet is being provided in furtherance of settlement discussions, and is entitled to the protection from use or disclosure afforded by Federal Rule of Evidence 408 and any similar applicable rule of evidence. The plan of reorganization will contain the following classes of claims and treatment for creditors in those classes. Except as expressly set forth herein, all distributions will be made on the Effective Date of the plan of reorganization (the "Plan"). The "Effective Date" shall mean the first business day after all of the conditions to effectiveness as specified in Section VII are satisfied or waived by Sopris in its sole discretion.

Plan Proponent: Sopris Partners, Series A of Sopris Capital Partners, L.P., its affiliates and/or assigns ("Sopris")

DIP Loan Facility: The Company shall immediately replace that certain Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement, dated as of August 1, 2006, by and between Allied, Morgan Stanley, et al. via the terms of the proposed binding DIP Facility Term Sheet attached hereto as Exhibit A (the "New DIP Facility").

Treatment of Claims:

I. UNCLASSIFIED CLAIMS

A. Allowed Administrative Claims.

1. *General*. Except as set forth below, administrative claims shall be paid in full in cash on the later of (a) ten (10) days after such claims are allowed or (b) the Effective Date.

2. *Statutory Claims*. All fees payable pursuant to 28 U.S.C. § 1930 shall be paid in full in cash.

3. *Professional Claims*. Professionals shall file final fee applications within sixty (60) days after the Effective Date. Promptly after allowance, professional fees shall be paid in full in cash.

4. *Ordinary Course Liabilities*. Ordinary course liabilities (other than tax claims) shall be paid in cash when due and payable.

5. *Post-Petition Tax Claims*. Postpetition tax claims shall be filed on the later of (a) 60 days after the Effective Date or (b) 120 days after the filing of a tax return with the applicable governmental unit, and shall be paid in full in cash promptly after allowance.

6. *Sopris Claims for Substantial Contributions*. The Plan shall constitute a motion for approval of payment of claims of Sopris for substantial contribution as a result of, among other things, the negotiation, drafting and consummation of the Plan and arrangement of financing. Such claims shall be payable in cash on the Effective Date. The amount of such allowed claims shall be equal to Sopris' fees and expenses (including fees of Sopris' professionals) incurred in connection with the foregoing.

B. Priority Tax Claims. Holders of Allowed priority tax claims shall, at the option of the Plan Proponent, either (a) be paid in full in cash on the Effective Date or (b) receive deferred cash payments over six (6) years after the assessment date of such tax, plus interest at a fixed annual rate of 4%.

C. DIP Loan Facility. The DIP Loan Facility shall be converted into the Exit Facility (as defined below) on the Effective Date.

II. CLASSIFIED CLAIMS AND INTERESTS

A. Class 1 et seq.; Allowed Other Secured Claims. Each secured creditor shall be in a separate Class. Each holder of an Allowed Class 1A, 1B, etc. Secured Claim shall receive either (1) reinstatement of its legal, equitable and contractual rights, (2) the collateral securing the claim or (3) other treatment rendering the claim unimpaired. Sopris will file a list of Allowed Other Secured Claims and proposed treatment of such claims on or before 5 days before the voting deadline on the Plan.

B. Class 2, Allowed Priority Non-Tax Claims. Each holder of an Allowed Class 2 Priority Non-Tax Claim shall receive either (1) reinstatement of its legal, equitable and contractual rights, (2) the collateral securing the claim or (3) other treatment rendering the claim unimpaired.

C. Class 3, Allowed Worker Compensation Claims. The Debtors' worker compensation programs that were in effect on the date of filing of the Chapter 11 cases (the "Petition Date") shall remain in full force and effect. Worker compensation claims shall be paid in full in cash from the proceeds of the applicable insurance (or self-insurance) program maintained by the Debtors.

D. Class 4A, Allowed Note Claims. Class 4A claims are claims on account of Allied's 8 5/8% Senior Unsecured Notes due 2007. Each holder of an Allowed Class 4A Note Claim will receive, in exchange for 100% of their outstanding principal plus accrued but unpaid

interest through the Effective Date, their pro rata share of new notes of Reorganized Allied (the "New Notes") with the following terms:

- Principal Amount of New Notes: shall be equal to the Class 4A Claim plus any additional claims (or portions thereof) satisfied by New Notes pursuant to Classes 4B, 4C and 4D.
- Maturity: Seven (7) years
- Interest: During the first two years of the New Notes, Allied shall have the option to pay interest in kind at a rate of 13% per annum or in cash at a rate of 11% per annum. After year two, interest shall be paid in cash at a rate of 11% per annum. Interest shall be paid semi-annually.
- Security and Ranking: The New Notes will be subordinated to the Exit Facility and will be secured by a junior lien on the assets securing the Exit Facility (i.e., junior to the Exit Facility).

Any deficiency claim of an Allowed Class 1 Other Secured Claim that is not reinstated shall be classified in Class 4A.

E. Class 4B, Allowed Trade Vendor Claims. Each holder of an Allowed Class 4B Trade Vendor Claim shall receive: (i) a pro rata share of not less than $15 million in cash (such cash component shall be increased, to the extent of proceeds from the Equity Rights Offering, up to a potential maximum of $28 million) plus (ii) New Notes in an amount equal to their Allowed Class 4B Trade Vendor Claim less the cash amounts received under (i) above.

F. Class 4C, Allowed Insured Claims. Class 4C claims are tort claims excluding any worker compensation claims, product liability claims or tort claims asserted against GACS Incorporated ("GACS") and/or Commercial Carriers, Inc. ("CCI"). Subject to the proviso immediately below, each holder of an Allowed Class 4C Insured Claim will receive the same treatment as each holder of a Class 4B claim; provided, that the maximum allowed amount of any Class 4C claim shall be limited to an amount equal to the applicable self-insured retention or deductible under the relevant insurance policy plus the amount by which the Class 4C claim exceeds the total coverage available from the relevant insurance policies of the Debtors.

G. Class 4D, Allowed Other Insured Claims. Class 4D claims are tort claims against GACS and/or CCI. Each holder of an Allowed Class 4D Insured Claim will receive the same treatment as such holder of a Class 4B claim; provided, that the maximum allowed amount of any Class 4D claim shall be limited to an amount equal to the applicable self-insured retention or deductible under the relevant insurance policy plus the amount by which the Class 4D claim exceeds the total coverage available from the relevant insurance policies of the Debtors.

H. Class 5, Allowed Intercompany Claims. No Debtor shall receive any distribution on account of its claims against the other Debtors.

J. Class 6A, Allowed Equity Interest in Allied. The existing holders of common stock of Allied will have their stock cancelled and will receive: (1) 1,000,000 shares of New

Common Stock. The "New Common Stock" means a maximum of 10,920,011 authorized shares of common stock of Reorganized Allied, including any shares issued in the Equity Rights Offering (as defined in III.B.3 below); (2) the right to participate in the Equity Rights Offering described in III.B.3. below; and (3) a pro rata share of all net proceeds from the Litigation Trust (as defined below).

K. Class 6B, Allowed Equity Interest in Affiliated Debtors. Each Reorganized Debtor (other than Reorganized Allied) shall issue new equity to its corporate parent on the Effective Date.

III. MEANS FOR IMPLEMENTATION OF PLAN

A. Substantive Consolidation of Claims for Plan Purposes Only. The Debtors will be substantively consolidated for the limited purpose of distributions to holders of all claims and equity interests except for Other Secured Claims. The Plan shall serve as a request that (1) all intercompany claims be eliminated, (2) all assets and liabilities of the Debtors shall be treated as though merged (except to the extent they secure an Other Secured Claim), (3) all guaranties of the Debtors of the obligations of any other Debtor and any joint and several liability of any of the Debtors shall be eliminated, and (4) each claim and equity interest against any Debtor (except for Other Secured Claims) shall be deemed filed against the consolidated Debtors and each claim (except for Other Secured Claims) filed against more than one Debtor shall be deemed one claim against the consolidated Debtors.

B. Sources of Cash for Distribution. The cash necessary for the Reorganized Debtors to make payments under the Plan shall be obtained from existing cash balances, ongoing operations and the following additional sources:

1. *Exit Financing*. On the Effective Date, (i) the New DIP Facility shall convert to an exit financing facility with a five (5) year maturity on substantially the same terms and tranches as the New DIP Facility; provided, however, the interest rate of the term loan portion of the facility shall not exceed 10% (the "Exit Facility"), plus (ii) Sopris shall provide a delayed draw term loan of $100 million (the "Delayed Draw Term Loan"). The Delayed Draw Term Loan shall have the following terms:

- Maturity: Five (5) years.
- Interest: 10%
- Security and Ranking: Secured by a senior lien on substantially all of the Debtors' assets.
- Draws: Drawable, for a period of twelve (12) months from the Effective Date, in up to three (3) draws of at least $20 million per draw. Draws shall be conditioned on the a capital expenditure plan which is approved by Allied's Board of Directors and, thereafter, approved by Sopris, which approval shall not be unreasonably withheld.
- Use of Proceeds: Fleet capital expenditures.
- Fees: Customary underdrawn line fees.

2. *Equity Investment*. On the Effective Date, Sopris shall purchase 4.5 million shares of the New Common Stock for $15 million (assumes per share value of $3.33). In addition, in consideration for Sopris entering into the Equity Investment, Sopris shall receive ten (10) year warrants to purchase an additional 600,000 shares of New Common Stock at a strike price of $0.01 per share in consideration for Sopris.

3. *Equity Rights Offering*. On the Effective Date, holders of Class 6A Equity Interests shall have the right to participate in a rights offering (the "Equity Rights Offering"). The Equity Rights Offering will offer up to 3.9 million shares of New Common Stock at a price of $3.33 per share to raise a maximum of approximately $13 million. There is no requirement that any shares be purchased in the Equity Rights Offering and it shall not be "backstopped".

C. New Board of Directors and Management. Reorganized Allied's Board of Directors shall be comprised of [ ] members consisting of the following: [ ]. The proposed identity of such members shall be disclosed on or prior to the date of the hearing on the approval of the Disclosure Statement with respect to the Plan. The members of senior management will continue to serve until the Effective Date pursuant to their respective existing terms of compensation and thereafter subject to terms and conditions mutually acceptable to Reorganized Allied's Board of Directors.

IV. DISCHARGE AND RELEASES

A. Discharge. On the Effective Date, all claims against and equity interests in the Debtors shall be discharged and all persons and entities shall be precluded from asserting against any Debtor any claims based on any act or omission that occurred prior to the Effective Date.

B. Release by the Debtors. On the Effective Date, the Debtors and Reorganized Debtors shall release all claims, rights and causes of action against (1) the current directors, officers and employees of the Debtors (other than for money borrowed from or owed to the Debtors by any such directors, officers or employees as set forth in the Debtors' books and records), the Debtors' agents and advisors (including lawyers) and (2) the Creditors' Committee and its advisors (including lawyers) (the "Released Parties").

C. Release by Holders of Claims and Interests. To the fullest extent permissible by law, on the Effective Date, all holders of claims and equity interests, in consideration for the obligations of Sopris, the Debtors and the Reorganized Debtors under the Plan and the cash, stock of Reorganized Allied and other documents delivered in connection with the Plan, shall be deemed to release each released party from all claims, rights and causes of action against the Released Parties.

V. LITIGATION TRUST

A. Litigation Trust. The Plan shall provide for the establishment of a litigation trust to pursue, prosecute and reduce to cash proceeds claims of the Debtors' estates, including claims against Yucaipa, its affiliates and control persons relating to Yucaipa's actions, conduct and

omissions relating to the Debtors, their estates and Chapter 11 cases (the "Litigation Trust"). The Litigation Trust shall be reasonably funded to pursue and prosecute such claims.

VI. CONDITIONS TO CONFIRMATION

The conditions to confirmation of the Plan of each Debtor shall include, without limitation:

A. The existing collective bargaining agreement between the Debtors and the International Brotherhood of Teamsters shall be modified on the same principal terms as the collective bargaining agreement which is described in the Joint Plan of Reorganization of Allied Holdings, Inc. and Affiliated Debtors proposed by the Debtors, Yucaipa and the Teamsters National Automobile Transportation Industry Negotiating Committee, dated March 2, 2007 and its accompanying Disclosure Statement (the "CBA Modification"); provided, however, the Debtors shall seek and obtain an order of the Bankruptcy Court finding and determining that the CBA Modification shall be effective between the IBT and the Reorganized Debtors under any Chapter 11 plan for the Debtors that is confirmed by the Court.

B. The Bankruptcy Court shall have approved the disclosure statement with respect to the Plan in form and substance that is acceptable to Sopris.

C. The order confirming the Plan (the "Confirmation Order") shall be in form and substance satisfactory to Sopris, shall have been signed by the Bankruptcy Court and shall have been entered on the docket of the Debtors' bankruptcy cases.

D. The Plan, the exhibits thereto and any Plan supplement (as confirmed or approved by the Confirmation Order) shall be in form and substance satisfactory to Sopris.

VII. CONDITIONS TO EFFECTIVENESS

The conditions precedent to the effective date of the Plan shall include, without limitation:

A. All conditions to confirmation of the Plan shall remain satisfied.

B. Each order of the Bankruptcy Court referred to in Section VI above shall have become a Final Order.

C. The Confirmation Order and supporting findings of fact and conclusions of law shall be entered by the Bankruptcy Court in form and substance reasonably acceptable to the Plan Proponents and shall have become a Final Order.

D. All documents and agreements to be executed on the effective date or otherwise necessary to implement the Plan shall be in form and substance that is acceptable to Sopris.

E. The closing and initial funding shall have occurred under the Exit Financing and all conditions precedent to the consummation thereof (other than the occurrence of the effective date of the Plan) shall have been waived or satisfied in accordance with the terms thereof.

F. The Debtors and the Plan Proponent shall have received any authorization, consent, regulatory approval, ruling, letter, opinion, or document that may be necessary to implement the Plan and that is required by law, regulation, or order.

G. The stock of each of the Reorganized Debtors shall have been issued in accordance with the Plan.

H. All other actions, documents and agreements necessary to implement the Plan as of the Effective Date shall have been delivered and all conditions precedent thereto shall have been satisfied or waived.

I. All corporate and other proceedings to be taken by the Debtors in connection with the Plan and/or plan supplement and the consummation of the transactions contemplated thereby and by the Plan and all documents incident thereto shall have been completed in form and substance reasonably satisfactory to Sopris.

J. No event, condition or circumstance shall have occurred or arisen from the data the Plan is fled through the Effective Date which has had or could reasonably be expected to have or give rise to a material adverse effect.

K. Subsequent to the date the Plan is filed, there shall be no threatened or pending suit, action, investigation, inquiry or other proceeding by or before any court of competent jurisdiction (excluding the bankruptcy cases prior to the date the Plan is filed) which is likely to have a material adverse effect.

L. The Effective Date shall have occurred prior to the first business day that is three months following the confirmation date.

M. The Board of Directors shall have been elected or appointed as of the Effective Date, and the directors' and officers' liability insurance shall be available to the members of the new board on terms reasonably satisfactory to Sopris.

N. The International Brotherhood of Teamsters shall have ratified new or amended collective bargaining agreements consistent with an agreement reached with Sopris and Reorganized Allied shall have assumed such agreements. Reorganized Allied shall have no obligation to pay any cure amounts with respect to pre-petition or post-petition claims of the International Brotherhood of Teamsters (the "Potential IBT Claims"). In consideration for the International Brotherhood of Teamsters waiving any Potential IBT Claims, the International Brotherhood of Teamsters shall receive: (i) 101,010 shares of New Common Stock (representing 1% of the New Common Stock issued and outstanding on the Effective Date) and (ii) seven (7) year warrants to purchase an additional 819,001 shares of New Common Stock at a strike price of $15.24 per share (representing warrants to purchase up to 7.5% of the fully diluted equity at an equity value implied by a $600 million enterprise value upon emergence). The number of shares of New Common Stock and the strike price are subject to adjustment based upon participation in the Equity Rights Offering and the total debt outstanding as of the Effective Date.

Exhibit A

SUMMARY OF TERMS OF PROPOSED SENIOR SECURED SUPER-PRIORITY DEBTOR-IN-POSSESSION FINANCING FACILITY (THE "DIP FINANCING FACILITY")

This term sheet creates no binding rights or obligations in favor of any party. A binding commitment with respect to the transaction referred to below will result only from the execution of all necessary definitive documentation.

Company:	Allied Holdings, Inc. and its subsidiaries ("Allied").
Lender:	Sopris Partners, Series A of Sopris Capital Partners, L.P., its affiliates and/or its assignees ("Lender").
Administrative Agent:	Lender, its affiliates or its assignees.
DIP Amount:	Revolver: $130 million. Term Loan A: $20 million. Term Loan B: $80 million. Term Loan C: $30 million.
Interest:	Revolver: LIBOR plus 300 bps per annum on drawn amount to be paid in cash to Lender on the last business day of each month in arrears. Term Loan A: LIBOR plus 550 bps to be paid in cash to Lender on the last business day of each month in arrears. Term Loan B: LIBOR plus 850 bps to be paid in cash or in kind to Lender on the last business day of each month in arrears. Term Loan C: LIBOR plus 950 bps to be paid in cash or in kind to Lender on the last business day of each month in arrears.
Maturity:	June 30, 2008.
Documentation:	Substantially in the same form as that certain Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement dated as of August 1, 2006, by and between Allied, Morgan Stanley, et al. (the "Credit Agreement").
Financial Covenants:	Substantially in the same form as the covenants set forth in Annex G of the Credit Agreement. The Lender will be willing to discuss adjustments to the Financial Covenants to account for changes in Allied's budget (the "Budget") and any modification to the collective bargaining agreement reached ("CBA") with the International Brotherhood of Teamsters.
Negative Covenants:	Substantially in the same form as the Negative Covenants set forth in Section 6 of the Credit Agreement.
Commitment Fee:	1.0% to be paid in cash upon signing of a commitment letter. At the option of the Lender, a portion of such Commitment Fee will be payable upon the maturity or repayment of the DIP Financing Facility.

Closing Fee: 0.5% to be paid to in cash immediately after funding of the DIP Financing Facility. .At the option of the Lender, a portion of such Closing Fee will be payable upon the maturity or repayment of the DIP Financing Facility.

Draws: Allied may make draws against the DIP Amount on two (2) business days notice to Lender in amounts not less than $500,000. Each draw shall be pursuant to the Budget.

Budget: Prior to the first draw against the DIP Amount (i) Allied shall provide Lender with the Budget, which shall be a twelve (12) month Budget identifying uses of the DIP Amount, and (ii) the Budget is subject to Lender's written approval.

Use of Proceeds: The proceeds from the DIP Financing Facility shall be applied by Allied in accordance with the Budget.

Security: As collateral security for, and as a condition precedent to, the DIP Financing Facility, Lender shall be granted a valid, perfected and enforceable first lien on all of Allied's assets.

Asset Sale: The assets cannot be sold or transferred to any party other than Lender, unless the proceeds of such sale or transfer are sufficient to satisfy the outstanding amount owing to Lender under the DIP Financing Facility and such proceeds are transferred to Lender on the closing of any such sale or transfer.

Principal Conditions: Customary conditions precedent to Lender's obligation to close and fund the transaction, any of which may be waived by Lender in its sole discretion, including but not limited to the following:

Definitive Documents: Similar to existing definitive documents negotiated and executed in connection with the existing Credit Agreement.

No Material Adverse Change: Following Lender's satisfactory completion of due diligence, there shall have been no material adverse changes in Allied's business, assets, properties, operations, financial condition or prospects.

Bankruptcy Court Approval: The funding shall be conditioned on the Bankruptcy Court (as defined herein) entering an order, satisfactory to Lender, in its sole discretion, approving the DIP Financing Facility and the security interests related thereto.

Outside Date: All conditions to closing shall have been satisfied, and the closing shall have occurred, on or before [ ].

<u>Expenses</u>: Allied agrees to reimburse Lender and/or Lender's assignees for all reasonable out-of-pocket costs and expenses relating to the DIP Financing Facility, including, but not limited to, search fees, filing and recording fees, attorneys fees and expenses, and financial examination fees and expenses.

Exhibit II

Plan Impact on Stakeholders

Yucaipa / TNATINC / Debtor (Co-Proponent) vs. Sopris Partners Plan

Under the Sopris sponsored Plan, Allied will receive incremental significant benefits including:

1) Same or higher recoveries for all creditor classes and recovery to equity along with opportunity to invest in reorganized business via rights offering

2) Additional liquidity of $100 million under a delayed draw term loan for fleet replacement

3) No requirement or desire to sell Canadian assets

4) No anti-trust or regulatory issues expected in the U.S. or Canada

5) Litigation Trust proceeds available to equity interest holders post-emergence

Designation	Treatment Under Yucaipa Plan	Treatment Under Sopris Plan	Comparison	
Morgan Stanley DIP Loan Facility	■ Repaid in full in cash from existing cash balance, operations and proceeds from the Exit Financing	■ Repaid immediately in full with a New Dip Facility funded by Sopris	Less risk	■ Repaid immediately versus repaid at emergence ■ Sopris exit financing identified and committed
Note Claims (8.625% Senior Unsecured Notes due 2007)	■ Impaired: Receive pro rata share of new common stock	■ Unimpaired: Full par plus accrued interest in new notes	Higher recovery	■ Par recovery versus impaired recovery in equity
Trade Vendor Claims	■ Impaired: Receive pro rata share of new common stock	■ Unimpaired: Pro rata share of up to $28 million in cash with remaining claim repaid in new notes	Higher recovery	■ Par recovery versus impaired recovery in equity
Insured Claims	■ Impaired: Receive pro rata share of new common stock	■ Unimpaired: Pro rata share of up to $28 million in cash with remaining claim repaid in new notes	Higher recovery	■ Par recovery versus impaired recovery in equity
Other Insured Claims	■ Impaired: Receive pro rata share of new common stock	■ Unimpaired: Pro rata share of up to $28 million in cash with remaining claim repaid in new notes	Higher recovery	■ Par recovery versus impaired recovery in equity
Intercompany Claims	■ Unless an I/C claim is capitalized, satisfied, or preserved, I/C claims receive no distribution	■ No distribution	Same Treatment	■ No distribution under either plan
Old Allied Holdings Common	■ No distribution	■ Receive 9.9% of new equity, right to participate in a rights offering and rights to Litigation Trust proceeds	Higher recovery	■ Equity and rights versus no recovery
Labor	■ No distribution	■ Receive 1% of new equity and warrants to purchase up to 7.5% of fully diluted equity	Higher recovery	■ Equity and warrant package versus no recovery